SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A)

                       (AMENDMENT NO. 13 TO SCHEDULE 13D)

                   Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  110415 10 6
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                                BINGHAM DANA LLP
                                399 PARK AVENUE
                         NEW YORK, NEW YORK 10022-4689
                                 (212) 318-7700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                December 6, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                   SCHEDULE 13D

CUSIP NO. 110415 10 6

(1)  Name of reporting persons...................    LCO INVESTMENTS LIMITED
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a member of a      (a)    [X]
     group (see instructions)....................
                                                     (b)    [ ]
(3)  SEC use only................................

(4)  Source of funds (see instructions)..........    WC

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)..........................    [ ]

(6)  Citizenship or place of organization........    GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................    10,476,723 (which includes 638,797 shares
                                                     subject to acquisition within 60 days on exercise
                                                     of certain Warrants)

(8)  Shared voting power.........................    None

(9)  Sole dispositive power......................    10,476,723 (which includes 638,797 shares
                                                     subject to acquisition within 60 days on exercise
                                                     of certain Warrants)

(10) Shared dispositive power....................    None

(11) Aggregate amount beneficially owned             10,476,723 (which includes 638,797 shares
     by each reporting person....................    subject to acquisition within 60 days on exercise
                                                     of certain Warrants)

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)...............................    [ ]

(13) Percent of class represented by
     amount in Row (11)..........................    28.44%
(14) Type of reporting person (see
     instructions)...............................    CO





                                   SCHEDULE 13D

CUSIP NO. 110415 10 6

(1)  Name of reporting persons...................    THE ERSE TRUST
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a                  (a)    [X]
     member of a (a) group (see instructions).
                                                     (b)    [ ]

(3)  SEC use only................................

(4)  Source of funds (see instructions)..........    Not applicable

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)..........................    [ ]

(6)  Citizenship or place of organization........    GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................    None

(8)  Shared voting power.........................    None

(9)  Sole dispositive power......................    None

(10) Shared dispositive power....................    None

(11) Aggregate amount beneficially owned             10,476,723 (which includes 638,797 shares
     by each reporting person....................    subject to acquisition within 60 days on exercise
                                                     of certain Warrants)

(12) Check if the aggregate amount in Row
     (11) excludes certain shares (see
     instructions)...............................    [ ]

(13) Percent of class represented by
     amount in Row (11)..........................    28.44%
(14) Type of reporting person (see
     instructions)...............................    OO(Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.





                                   SCHEDULE 13D

CUSIP NO. 110415 10 6

(1)  Name of reporting persons...................    CAP ADVISERS LIMITED
     S.S. or I.R.S. identification Nos. of
     above persons..............................
(2)  Check the appropriate box if a                  (a)    [X]
     member of a group (see instructions).
                                                     (b)    [ ]

(3)  SEC use only...............................

(4)  Source of funds (see instructions).........     Not Applicable

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e).........................     [ ]

(6)  Citizenship or place of organization.......     UNITED KINGDOM

Number of shares beneficially owned by
each reporting person with:

(7)      Sole voting power......................     None

(8)      Shared voting power....................     292,800

(9)      Sole dispositive power.................     None

(10)     Shared dispositive power...............     292,800

(11)     Aggregate amount beneficially owned         10,769,523 (which includes 638,797 shares
         by each reporting person...............     subject to acquisition within 60 days on exercise
                                                     of certain Warrants)

(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)..............................     [ ]

(13) Percent of class represented by
     amount in Row (11).........................     29.24%
(14) Type of reporting person (see
     instructions)..............................     CO

The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.





                                   SCHEDULE 13D

CUSIP NO. 110415 10 6

(1)  Name of reporting persons...................    ANTHONY M. PILARO
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a member of a      (a)    [X]
     group (see instructions)....................
                                                     (b)    [ ]

(3)  SEC use only................................

(4)  Source of funds (see instructions)..........    Not Applicable

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)..........................    [ ]

(6)  Citizenship or place of organization........    IRELAND

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................    None

(8)  Shared voting power.........................    None

(9)  Sole dispositive power......................    None

(10) Shared dispositive power....................    None

(11) Aggregate amount beneficially owned             10,476,793 (which includes 638,797 shares
     by each reporting person....................    subject to acquisition within 60 days on exercise
                                                     of certain Warrants)

(12) Check if the aggregate amount in Row
     (11) excludes certain shares (see
     instructions)...............................    [ ]

(13) Percent of class represented by
     amount in Row (11)..........................    28.44%
(14) Type of reporting person (see
     instructions)...............................    IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.





                                   SCHEDULE 13D

CUSIP NO. 110415 10 6

(1)  Name of reporting persons...................    THE LCP II TRUST
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a                  (a)    [X]
     member of a group (see instructions)........
                                                     (b)    [ ]

(3)  SEC use only................................

(4)  Source of funds (see instructions)..........    Not Applicable

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)..........................    [ ]

(6)  Citizenship or place of organization........    JERSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................    3,000,000

(8)  Shared voting power.........................    None

(9)  Sole dispositive power......................    3,000,000

(10) Shared dispositive power....................    None

(11) Aggregate amount beneficially owned             3,000,000
     by each reporting person....................
(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)...............................    [ ]

(13) Percent of class represented by
     amount in Row (11)..........................    8.3%
(14) Type of reporting person (see
     instructions)..............................     00 (Trust)







                                   SCHEDULE 13D

CUSIP NO. 110415 10 6

(1)  Name of reporting persons...................    THE AMP TRUST
     S.S. or I.R.S. identification Nos. of
     above persons...............................
(2)  Check the appropriate box if a member of a      (a)    [X]
     group (see instructions)....................
                                                     (b)    [ ]
(3)  SEC use only................................

(4)  Source of funds (see instructions)..........    WC

(5)  Check if disclosure of legal
     proceedings is required pursuant to
     items 2(d) or 2(e)..........................    [ ]

(6)  Citizenship or place of organization........    JERSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)  Sole voting power...........................    27,000

(8)  Shared voting power.........................    None

(9)  Sole dispositive power......................    27,000

(10) Shared dispositive power....................    None

(11) Aggregate amount beneficially owned             27,000
     by each reporting person....................
(12) Check if the aggregate amount in
     Row (11) excludes certain shares (see
     instructions)...............................    [ ]

(13) Percent of class represented by
     amount in Row (11)..........................    .07%
(14) Type of reporting person (see
     instructions)...............................    00 (Trust)

                         BRITESMILE, INC. SCHEDULE 13D
                                AMENDMENT NO. 13



NOTE: This Amendment No. 13 amends a Statement on Schedule 13D filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5 filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998, by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on November 8, 1999, by an Amendment No. 9 filed on July 13, 2000, by an Amendment No. 10 filed on January 11, 2001, by an Amendment No. 11 filed on July 23, 2001 and by an Amendment No. 12 filed on November 13, 2001. This Amendment No. 13 is filed on behalf of LCO Investments Limited ("LCO INVESTMENTS"), The ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro, the LCP II Trust and the AMP Trust.

         This Amendment No. 13 is being filed, (a) to reflect the addition of the AMP Trust as a reporting person within this group and (b) to reflect the acquisition by the AMP Trust of 27,000 shares of common stock, par value $0.001 per share of BriteSmile, Inc. ("COMMON STOCK"). There has been no change in the information set forth in response to Items 1 and 6 of Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 13.

         The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended to add the following:

AMP

         (a) A person included within the group filing this Statement is AMP Trust ("AMP").

         (b) The business address of AMP is care of its sole trustee, The Bank of Nova Scotia Trust Company Channel Islands Limited ("BNS") at PO Box 60, Kensington Chambers, Kensington Place, St. Helier, Jersey, Channel Islands JE49PE.

         (c) The principal business of AMP is to serve as a private trust to hold and invest funds for the benefit of certain individuals and charities who are also beneficiaries (direct, indirect, remote or contingent, as the case may be) of The ERSE Trust. The principal beneficiary of AMP Trust is Anthony M. Pilaro.

         (d) AMP has not, during the last five years, been convicted in any criminal proceeding (excluding any traffic violations or similar misdemeanors).

         (e) AMP, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

         (f) AMP is a trust organized under the laws of Jersey, Channel
Islands.

BNS

         (a) The sole trustee of AMP is BNS.

         (b) The business address of BNS is PO Box 60, Kensington Chambers, Kensington Place, St. Helier, Jersey, Channel Islands JE49PE.

         (c) BNS's principal occupation with respect to AMP is to act as the sole trustee of AMP.

         (d) In its capacity as trustee of AMP, BNS has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) In its capacity as trustee of AMP, BNS has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

         (f) BNS is a trust company organized under the laws of Jersey, Channel Islands.

The reference to BNS in this Statement should not be construed as an admission that BNS is, for purposes of Section 13(d) of the Securities Exchange Act, the beneficial owner of any securities covered by this Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to add the following:

         AMP used its own funds to acquire the 27,000 shares of Common Stock on December 6, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

         AMP purchased the shares of Common Stock in the ordinary course of its investment activities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to add the following paragraphs:

AMP

         (a) As of the date hereof AMP directly holds and beneficially owns 27,000 shares of Common Stock, which constitutes 0.07% of the 36,197,000 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof

         (b) In its capacity as trustee, BNS has the sole voting and dispositive power of all of the shares of Common Stock held by AMP.

         (c) None.

         (d) None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT AA which was previously filed as an exhibit to the Form 3 filed by LCP II, is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of LCP II.

         EXHIBIT BB the Amended and Restated Joint Filing Agreement among LCO Investments Limited, the ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro, the LCP III Trust and the AMP Trust dated December , 2001.

         EXHIBIT CC which was previously filed as an exhibit to the Form 3 filed by AMP, is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of AMP.

         EXHIBIT E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of LCO Investments, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 17, 2001

                                   LCO INVESTMENTS LIMITED


                                   By/s/Craigh Leonard
                                     ------------------------------------------
                                     Craigh Leonard, Attorney-in-Fact

                                   THE ERSE TRUST


                                   By/s/Craigh Leonard
                                     ------------------------------------------
                                     Craigh Leonard, Attorney-in-Fact

                                   CAP ADVISERS LIMITED


                                   By/s/Craigh Leonard
                                     ------------------------------------------
                                     Craigh Leonard, Attorney-in-Fact


                                   /s/Craigh Leonard
                                   --------------------------------------------
                                      Anthony M. Pilaro, by Craigh Leonard,
                                      Attorney-in-Fact

                                   LCP II TRUST



                                   By:/s/Craigh Leonard
                                     ------------------------------------------
                                      Craigh Leonard, Attorney-in-Fact

                                   AMP TRUST


                                   By:/s/Craigh Leonard
                                     ------------------------------------------
                                      Craigh Leonard, Attorney-in-Fact